FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2006


                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F [X]               Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes [_]          No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached to this Report on Form 6-K as Exhibit 1 is a copy of a press release issued by Diana Shipping Inc. (the "Company") on May 24, 2006, announcing that the Company has entered an agreement amending its $230.0 million revolving credit facility with the Royal Bank of Scotland plc, to increase the facility to $300.0 million.

                                        Corporate Contact:
                                        Ioannis Zafirakis
                                        Director and Vice-President
                                        Telephone: + 30-210-9470100
                                        Email: izafirakis@dianashippinginc.com
FOR IMMEDIATE RELEASE
                                        Investor and Media Relations:
                                        Edward Nebb
                                        Euro RSCG Magnet
                                        Telephone: + 1-212-367-6848
                                        Email: ed.nebb@eurorscg.com


                    DIANA SHIPPING INC. SIGNS A $300 MILLION
                             AMENDED CREDIT FACILITY
                       WITH THE ROYAL BANK OF SCOTLAND PLC

ATHENS, GREECE, May 24, 2006 - Diana Shipping Inc. (NYSE: DSX), a global shipping transportation company specializing in dry bulk cargoes, has entered into an agreement amending its $230.0 million revolving credit facility with the Royal Bank of Scotland plc, to increase the facility amount to $300.0 million.

     The amended credit facility has a term of ten years from May 24, 2006, the new availability date, and the Company is permitted to borrow up to the facility limit, provided that conditions to drawdown are satisfied and that borrowings do not exceed 75% of the aggregate value of the mortgaged vessels. The facility limit will be $300.0 million for a period of six years (increased from five years) from the availability date at which time the facility limit will be reduced by $15.0 million (decreased from $20.0 million) to $285.0 million. Thereafter, the facility limit will be reduced by $15.0 million (increased from $13.5 million) semi-annually over a period of four years with a final reduction of $180.0 million at the time of the last semi-annual reduction.

     Diana Shipping Chairman and Chief Executive Officer, Simeon Palios, commented: "We are pleased to announce an amended credit facility that will enhance our Company's financial flexibility, provide further resources to support our future growth, and provide savings in our finance costs compared to the previous facility."

     The amended credit facility contains various industry standard financial covenants.

     The amended facility will bear interest at the rate of 0.75% to 0.85% over LIBOR (decreased from 1% over LIBOR), depending upon the amount drawn as a percentage of the value of the vessels. The Company will pay a commitment fee of 0.25% per annum (decreased from 0.35%) on the undrawn amount of the facility.

About the Company

     Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes. Diana Shipping Inc. priced its initial public offering of common stock on March 17, 2005.

Cautionary Statement Regarding Forward-Looking Statements

     Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

     The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

     The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

     In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

                                      # # #


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               DIANA SHIPPING INC.
                                  (registrant)


Dated:  May 24, 2006                        By:  /s/ Anastassis Margaronis
                                                 -------------------------
                                                     Anastassis Margaronis
                                                     President





SK 23159 0002 673178